November 20, 2007


Mail Stop 4561

Mr. James Karlak
President and Chief Executive Officer
Systems Management Solutions, Inc.
4703 Shavano Oak, Suite 104
San Antonio, TX  78249

Re:     Systems Management Solutions, Inc.
        Form 10-KSB for the year ended December 31, 2006
        Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2007
        File No. 000-30803


Dear Mr. Karlak:

        We have completed our review of your Form 10-KSB and related filings and do not, at
this time, have any further comments.


                                        Sincerely,


                                        Kristi Marrone
                                        Staff Accountant